Exhibit 99.13

Following the announcement, on 25 June 2008, of the appointment of Berge Setrakian to the Board of Imperial Tobacco Group PLC, the information below is given in compliance with rule 9.6.13 of the Financial Services Authority Listing Rules Sourcebook.

Berge Setrakian: -

1	Does not hold nor has held any Directorships in publicly quoted companies over the five years preceding the date of his appointment

2	Does not have any unspent convictions in relation to indictable offences.

3

Has not been an executive director of a company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangements or any composition or arrangement with its creditors generally or any class of its creditors.

4	Has not been a partner in a partnership at the time or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of that partnership.

5	Has not had any assets which have been subject to receivership and has not been a partner in a partnership at the time of such receivership or within the 12 months preceding such receivership.

6

Has not been publicly criticised by any statutory or regulatory authority (including any designated professional body) and has not been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

The Company was advised that upon the appointment becoming effective Mr Berge Setrakian had no share interests over ordinary shares of 10p each in the Company.

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com